UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

Commission File No. 1-12984

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd., Suite 1100
Dallas, Texas 75219

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Eagle Materials Inc. Hourly Profit Sharing Plan

     (formerly Centex Construction Products, Inc. Hourly Profit Sharing Plan)

We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Hourly Profit Sharing Plan (formerly Centex Construction Products, Inc. Hourly Profit Sharing Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
May 25, 2005

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2004	2003
Assets:
Investments in the Eagle Materials Inc. Plans
Master Trust (formerly Centex Construction Products, Inc. Plans Master Trust)	$9,031,102	$2,609,970
Investments in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust	–	4,521,729
Participant loans	27,218	53,409
Participant contributions receivable	45,866	2,596
Participating Employers’ contribution receivable	4,684	–

Net Assets Available for Benefits	$9,108,870	$7,187,704

See accompanying notes.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

Additions:
Participating Employers’ contributions	$699,743
Participant contributions	1,008,404
Rollovers	2,398
Interest in the Eagle Materials Inc. Plans Master Trust (formerly Centex Construction Products, Inc. Plans Master Trust) investment income	784,849
Interest in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust investment income	51,231
Interest income on participant loans	3,396

Total Additions	2,550,021

Deductions:
Distributions to participants	610,727
Administrative expenses	12,277

Total Deductions	623,004

Transfer to Profit Sharing and Retirement Plan of Eagle Materials Inc. (formerly Profit Sharing and Retirement Plan of Centex Construction Products, Inc.)	(5,851)

Net Increase	1,921,166

Net Assets Available for Benefits:
Beginning of year	7,187,704

End of year	$9,108,870

See accompanying notes.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Eagle Materials Inc. Hourly Profit Sharing Plan (formerly Centex Construction Products, Inc. Hourly Profit Sharing Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1993 and amended and restated effective January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (formerly Centex Construction Products, Inc.) (the Company or Eagle Materials) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Centex Corporation owned approximately 64% of the outstanding common stock of Centex Construction Products, Inc., and on January 30, 2004, Centex Corporation spun off its entire equity interest in the Company. Effective January 30, 2004, assets of plans sponsored by Centex Construction Products, Inc. amounting to $4,562,082 and included in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust (the Centex Corporation Master Trust) were transferred to the Centex Construction Products, Inc. Plans Master Trust. Additionally, the Company’s name changed to Eagle Materials Inc., the Plan’s name changed to the Eagle Materials Inc. Hourly Profit Sharing Plan and the Centex Construction Products, Inc. Plans Master Trust’s name changed to the Eagle Materials Inc. Plans Master Trust (the Eagle Master Trust).

The Plan has three distinct types of eligible employees, (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contributions. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a twelve consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC (Republic), a subsidiary of the Company, participate in matching contributions on the date the employee first performs an hour of service for the employer, as defined. Effective October 1, 2004, hourly employees of Mathews Ready Mix (Mathews), a subsidiary of the Company, participate in matching contributions during the calendar year in which they participate.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004

NOTE 1. DESCRIPTION OF THE PLAN (CONTINUED)

General (continued)

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Transfers from the Plan to the Profit Sharing and Retirement Plan of Eagle Materials Inc. (formerly Profit Sharing and Retirement Plan of Centex Construction Products, Inc.) (the Eagle Salaried Plan) were due to the conversion of employees from hourly to salaried employees.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, as defined, (up to a statutory limit) to a 401(k) account upon the date of hire. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $41,000, whichever is less) for participant contributions and Participating Employers’ contributions.

Matching and profit sharing contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. They are allocated to participant accounts on a pro rata basis determined by the number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic are allocated to participant accounts based on 75% of each participant’s eligible contributions up to 6% of compensation, as defined by the Plan. Effective October 1, 2004, employer nondiscretionary matching contributions for eligible employees of Mathews are allocated to participant accounts based on 100% of each participant’s eligible contributions up to $500, as defined by the Plan. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2004 Plan year. Forfeitures may be used to reduce employer matching contributions, employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $8,841 were used to reduce employer contributions for the year ended December 31, 2004.

Participants direct the investment of their accounts into a variety of registered investment company funds, common/collective trust funds or the Eagle Materials Common Stock Fund (the EXPSF). Another fund, the Centex Common Stock Fund (the CCSF), existed for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004

NOTE 1. DESCRIPTION OF THE PLAN (CONTINUED)

Vesting

A participant does not vest in his/her Participating Employers’ nondiscretionary matching contributions made prior to January 1, 2002 and discretionary profit sharing contributions and related earnings until the completion of five years of service, as defined. For Participating Employers’ nondiscretionary matching contributions made after December 31, 2001, the participant need only complete three years of service, as defined. Participants are fully vested in all contributions after five years of service or upon retirement, full and permanent disability, or death.

Participants are always fully vested in their participant contributions and related earnings. For participants of Republic, a participant does not vest in his or her Participating Employers’ nondiscretionary matching contributions and related earnings until the completion of three years of service, as defined.

Participant Loans

Loans by participants are not permitted, except that prior to January 2003, participants from Republic were allowed to obtain loans against their vested account balances. Republic participants could borrow up to 50% of the vested portion of their accounts, not in excess of $50,000. Outstanding loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are repayable to the Plan within five years.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of plan termination, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

From January 1, 2004 through January 30, 2004, the Centex Corporation Master Trust and the Eagle Master Trust (collectively, the Master Trusts) held the assets of the Plan, as well as the assets of other plans sponsored by Eagle Materials and Centex Corporation (Affiliate Plans). As of January 30, 2004, the Plan’s assets were transferred out of the Centex Corporation Master Trust and into the Eagle Master Trust. The Plan and the Eagle Salaried Plan have an undivided interest in the Eagle Master Trust. The Plan and Affiliate Plans had an undivided interest in the Centex Corporation Master Trust through January 30, 2004. The Master Trusts are governed by trust agreements with Fidelity Management Trust Company (the Trustee), which is held accountable by and reports to the Committee.

Investments included in the Master Trusts are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the unitized stock funds are determined by the value of the underlying common stocks combined with the short-term cash positions. The fair values of the common stock portion of the funds are based on the closing prices of the common stocks on their primary exchange. The short-term cash positions of the unitized stock funds are recorded at cost, which approximates fair value. Investments in the common/collective trust funds are stated at fair value as determined by the issuer based on the fair value of the underlying assets in the funds.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trusts allocate net investment income to the Plan based on the Plan’s respective ownership interests in the Master Trusts’ assets. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2004, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trusts and therefore are included in the net change in fair market value of investments for the Master Trusts. Administrative expenses are allocated pro rata to the Plan and the Affiliate Plans.

Participant loans are recorded at carrying value, which approximates fair value.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Distributions to Participants
Distributions to participants are recorded when paid.

NOTE 3. INTEREST IN MASTER TRUSTS

At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Eagle Master Trust was approximately 21% and 15%, respectively. Investments held in the Eagle Master Trust as of December 31, 2004 and 2003, were as follows:

	2004	2003

Registered Investment Companies	$35,629,193	$15,080,326
Eagle Materials Common Stock	3,741,287	2,630,303
Centex Common Stock	873,264	–
Interest-Bearing Cash Equivalent	107,706	59,448
Common/Collective Trust Fund	2,224,862	–

Total	$42,576,312	$17,770,077

Net investment income in the Eagle Master Trust for the year ended December 31, 2004, was as follows:

Net appreciation in Registered Investment Companies	$2,097,827
Net appreciation in Eagle Materials Common Stock Fund	1,511,010
Net appreciation in Centex Common Stock Fund	187,070
Interest and Dividend Income	871,578

$4,667,485

At December 31, 2003, the Plan’s interest in the net assets of the Centex Corporation Master Trust was approximately 1%. Investments held in the Centex Corporation Master Trust as of December 31, 2003, were as follows:

2003
Registered Investment Companies	$191,169,742
Centex Common Stock	62,800,857
Interest-Bearing Cash Equivalent	778,921
Common/Collective Trust Funds	187,516,399

Total	$442,265,919

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004

NOTE 3. INTEREST IN MASTER TRUSTS (CONTINUED)

Net investment income in the Centex Corporation Master Trust for the period January 1, 2004 through January 30, 2004, was as follows:

Net appreciation in Registered Investment Companies	$3,247,217
Net appreciation in Centex Common Stock Fund	10,617,988
Net appreciation in Common/Collective Trust Funds	2,578,590
Interest and Dividend Income	210,575

$16,654,370

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

NOTE 5. RELATED PARTY TRANSACTIONS

Plan investments in the common/collective trust funds and registered investment companies of $7,780,558 and $6,316,892 as of December 31, 2004 and 2003, respectively, are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004

NOTE 6. RECONCILIATION TO FORM 5500

As of December 31, 2003, the Plan had $7,179 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$9,108,870	$7,187,704
Amounts allocated to withdrawing participants	–	(7,179)

Net assets available for benefits per Form 5500	$9,108,870	$7,180,525

The following reconciles distributions paid to participants per the financial statements to Form 5500 for the year ended December 31, 2004:

Distributions to participants per the financial statements	$610,727
Less: Amounts allocated to withdrawing participants at December 31, 2003	(7,179)

Distributions to participants per Form 5500	$603,548

NOTE 7. SUBSEQUENT EVENT

On April 25, 2005, the Board of Directors of the Company approved an employer profit sharing contribution to the Plan in the amount of $548,000, which was remitted to the Eagle Master Trust in April 2005.

SUPPLEMENTAL SCHEDULES

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

SCHEDULE H; LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN#: 75-2520779
PLAN #: 001

YEAR ENDED DECEMBER 31, 2004

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions

$9,502	$9,502

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(FORMERLY CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779
PLAN #: 001

DECEMBER 31, 2004

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 5.75% to 10.00%	$–	$27,218

			$–	$27,218

*Party-in-interest.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan (formerly Centex Construction Products, Inc. Hourly Profit Sharing Plan) has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. HOURLY PROFIT
SHARING PLAN (FORMERLY CENTEX
CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

Date: June 28, 2005	By:	/S/ ARTHUR R. ZUNKER, JR.

Arthur R. Zunker, Jr.
Chairman, Administrative Committee

INDEX TO EXHIBITS

Eagle Materials Inc. Hourly Profit Sharing Plan
(formerly Centex Construction Products, Inc. Hourly Profit Sharing Plan)

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith